Exhibit 99.1

Press Release

BEZEQ GROUP REPORTS

FOURTH QUARTER & FULL YEAR 2015 Financial results

Tel Aviv, Israel – March 17, 2016 – Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months and year ended December 31, 2015. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q4 2015	Q4 2014	% change	FY 2015	FY 2014	% change
	(NIS millions)			(NIS millions)

Revenues	2,606	2,262	15.2%	9,985	9,055	10.3%
Operating profit	488	633	(22.9%)	2,570	3,226	(20.3%)
EBITDA	947	954	(0.7%)	4,254	4,507	(5.6%)
EBITDA margin	36.3%	42.2%		42.6%	49.8%
Net profit	369	416	(11.3%)	1,721	2,111	(18.5%)
Diluted EPS (NIS)	0.13	0.15	(13.3%)	0.62	0.77	(19.5%)
Cash flow from operating activities	889	739	20.3%	3,740	3,796	(1.5%)
Payments for investments	329	315	4.4%	1,635	1,275	28.2%
Free cash flow [1]	592	507	16.8%	2,256	2,751	(18.0%)
Net debt/EBITDA (end of period) [2]	2.21	1.60		2.21	1.60

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Shaul Elovitch, Bezeq's Chairman, stated, “Bezeq’s 2015 financial results show another leap forward in the Group’s high level of investments. Last year our primary efforts were marked by massive investments in our telecommunications infrastructure as well as in improved service and quality, in keeping with our strategy to maintain and strengthen the Group's market leadership position. These investments comprise the foundation of our commercial innovation, product quality, and uncompromising excellence in our customer service.”

David "Dudu" Mizrahi, Chief Financial Officer and Deputy CEO of Bezeq, added, “Our financial results for 2015 reflect our ability to consistently achieve strong results despite increasing competition within our operating landscape. These strong results were achieved, mainly thanks to our streamlining efforts and increased investments. Our solid cash flow and healthy balance sheet have enabled us to maintain our ongoing capital investments and to maintain our technological leadership, while distributing dividends to shareholders according to our pay-out policies.”

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Press Release

Bezeq Group Results (Consolidated)

Revenues in 2015 totaled NIS 9.99 billion compared to NIS 9.06 billion in 2014, an increase of 10.3%. Revenues in the fourth quarter of 2015 were NIS 2.61 billion compared to NIS 2.26 billion in the same quarter of 2014, an increase of 15.2%.

The increase was due to the consolidation of yes revenues beginning in the second quarter of 2015 in the amount of NIS 1.33 billion, including NIS 449 million in the fourth quarter of 2015, as well as an increase in the revenues of Bezeq Fixed-Line and Bezeq International. The increase was partially mitigated by lower revenues at Pelephone.

Salary expenses in 2015 totaled NIS 1.96 billion compared to NIS 1.77 billion in 2014, an increase of 10.7%. Salary expenses in the fourth quarter of 2015 were NIS 515 million, compared to NIS 440 million in the same quarter of 2014, an increase of 17.0%.

The increase was a result of the consolidation of yes salary expenses in 2015 in the amount of NIS 201 million, including NIS 70 million in the fourth quarter of 2015. The increase was partially mitigated by a decrease in salary expenses for Pelephone, a result of continued streamlining efforts.

Operating expenses in 2015 totaled NIS 3.87 billion, compared to NIS 3.37 billion in 2014, an increase of 14.9%. Operating expenses in the fourth quarter of 2015 were NIS 1.07 billion, compared to NIS 853 million in the same quarter of 2014, an increase of 25.2%.

The increase was a result of the consolidation of yes operating expenses beginning in the second quarter of 2015 in the amount of NIS 695 million, including NIS 244 million in the fourth quarter of 2015. The increase was partially mitigated by a decrease in operating expenses at Pelephone and Bezeq Fixed-Line due to continued streamlining procedures, among other factors.

Depreciation and amortization expenses in 2015 totaled NIS 1.68 billion compared to NIS 1.28 billion in 2014, an increase of 31.5%. Depreciation and amortization expenses in the fourth quarter of 2015 were NIS 459 million compared to NIS 321 million in the same quarter of 2014, an increase of 43.0%.

The increase was due to the consolidation of yes depreciation and amortization expenses beginning in the second quarter of 2015 in the amount of NIS 245 million, including NIS 88 million in the fourth quarter of 2015, as well as the amortization of surplus acquisition costs incurred through the increase of shareholding in yes to a controlling stake.

Other operating income in 2015 totaled NIS 95 million compared to NIS 586 million in 2014, a decrease of 83.8%. The decrease in other operating income was due to the one-time gain of NIS 582 million recorded in 2014 from the sale of Coral Tel Ltd., the operator of the "Yad2" web site, which was partially mitigated by the increase in other operating income of Bezeq Fixed-Line.

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Press Release

Other operating expenses in the fourth quarter of 2015 were NIS 76 million, compared to NIS 15 million in the same quarter of 2014, an increase of 406.7%. The increase in other operating expenses was primarily a result of an increase in a provision for the early retirement of employees at Bezeq Fixed-Line.

Operating profit in 2015 totaled NIS 2.57 billion, compared to NIS 3.23 billion in 2014, a decrease of 20.3%. Earnings before interest, taxes, depreciation and amortization (EBITDA) in 2015 totaled NIS 4.25 billion (EBITDA margin of 42.6%) compared to NIS 4.51 billion (EBITDA margin of 49.8%) in 2014, a decrease of 5.6%.

Operating profit in the fourth quarter of 2015 was NIS 488 million compared to NIS 633 million in the same quarter of 2014, a decrease of 22.9%. EBITDA in the fourth quarter of 2015 was NIS 947 million (EBITDA margin of 36.3%) compared to NIS 954 million (EBITDA margin of 42.2%) in the same quarter of 2014, an increase of 0.7%.

Financing expenses (net) in 2015 totaled NIS 263 million, compared to NIS 130 million in 2014, an increase of 102.3%. The increase was primarily due to financing income from shareholder loans to yes, which were recorded in 2014 and were not included in the consolidated results as of April 1, 2015 due to the consolidation of yes. The increase was partially mitigated by the cancellation of a provision for interest on taxes owed by Bezeq Fixed-Line for prior years further to a proposed agreement with the Tax Authorities. yes financing expenses beginning in the second quarter of 2015 in the amount of NIS 91 million were largely mitigated by the amortization of surplus acquisition costs attributed to the yes debentures.

Financing expenses (net) in the fourth quarter of 2015 amounted to financing income of NIS 3 million compared to financing expenses of NIS 17 million in the same quarter of 2014. Financing expenses were impacted by the decrease in financing expenses of Bezeq Fixed-Line due to the cancellation of a provision for interest on taxes owed for prior years further to a proposed agreement with the Tax Authorities.

Net profit attributable to Bezeq shareholders in 2015 totaled NIS 1.72 billion compared to NIS 2.11 billion in 2014, a decrease of 18.5%. Net profit in the fourth quarter of 2015 was NIS 369 million compared to NIS 416 million in the same quarter of 2014, a decrease of 11.3%.

Cash flow from operating activities in 2015 totaled NIS 3.74 billion, compared to NIS 3.80 billion in 2014, a decrease of 1.5%. Cash flow from operating activities was impacted by lower cash flow at Pelephone as a result of a decrease in profitability and changes in working capital largely mitigated by the consolidation of yes’ cash flow from operating activities beginning in the second quarter of 2015 which totaled NIS 356 million as well as an increase in cash flow at Bezeq Fixed-Line.

Cash flow from operating activities in the fourth quarter of 2015 was NIS 889 million, compared to NIS 739 million in the same quarter of 2014, an increase of 20.3%. The increase was the result of an increase in cash flow at Bezeq Fixed-Line as well as the consolidation of yes’ cash flow from operating activities in the fourth quarter of 2015 in the amount of NIS 105 million. The increase was partially mitigated by lower cash flow at Pelephone.

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Press Release

Payments for investments (Capex) in 2015 totaled NIS 1.64 billion compared to NIS 1.28 billion in 2014, an increase of 28.2%. The increase in investments was primarily due to the consolidation of yes investments beginning in the second quarter of 2015 in the amount of NIS 200 million, as well as an increase in investments at Pelephone and Bezeq Fixed-Line.

Payments for investments in the fourth quarter of 2015 were NIS 329 million compared to NIS 315 million in the same quarter of 2014, an increase of 4.4%.

Free cash flow in 2015 totaled NIS 2.26 billion compared to NIS 2.75 billion in 2014, a decrease of 18.0%. Free cash flow in the fourth quarter of 2015 was NIS 592 million compared to NIS 507 million in the same quarter of 2014, a decrease of 16.8%.

Net financial debt of the Group was NIS 9.40 billion as of December 31, 2015 compared to NIS 7.20 billion as of December 31, 2014. At December 31, 2015, the Group's net financial debt to EBITDA ratio was 2.21, compared to 1.60 as of December 31, 2014.

Dividend Announcement

In accordance with the Company's dividend policy, the Board of Directors recommended the distribution of 100% of net profits for the second half of 2015 as a cash dividend of NIS 776 million (approximately NIS 0.28 per share) to shareholders. The semi-annual dividend, which is subject to shareholder approval, would be payable on May 30, 2016. The ex-dividend date is May 17, 2016.

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Press Release

2016 Outlook

Below is Bezeq Group's outlook for 2016, based on the existing information known to the Bezeq Group today:

Net profit attributable to shareholders:	Approximately NIS 1.4 billion

EBITDA:	Approximately NIS 4.2 billion

Free cash flow:	Approximately NIS 2.0 billion

The Company's forecasts detailed above are forward-looking information, as defined in the Securities Law, and are based on assessments, assumptions and expectations of the Company, including the following:

a.	The forecasts do not include the effects, insofar as there are any, of a provision for the early retirement of employees and/or the signing of a collective labor agreement, the realization of Company rights in the real estate property "Sakia" or the cancellation of the Group's structural separation.

b.	The forecasts are based, among other factors, on the Group's assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group's ability to implement its plans for 2016. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, developments in the communications market, and realization of risk factors detailed in the Group's periodic report for the year 2015.

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Press Release

Bezeq Fixed-Line Results

Stella Handler, Bezeq CEO, commented, “2015 was characterized by structural changes in market competition, most notably the opening of the wholesale market in which we made our fixed-line infrastructure available to other service providers. The success of this initiative is reflected in the number of subscribers, which reached 244,000 by the end of 2015. Despite increasing competition and its impact on our core revenues, our focus on new operations have started to generate additional revenue streams. In 2016, we will expand in new market segments, such as cyber, e-commerce, smart cities and telemedicine.”

Handler added, “We started field trials with the G.fast technology as well as with fiber-optic technologies that can reach ultra-fast speeds of hundreds of Mbps and even up to 1 Gbps. As a first step, we are reviewing Internet speeds of 500 Mbps to household subscribers. These field trials will help us determine the amount of investments needed to operate the network efficiently. In addition, at the end of 2015, our fiber optics network reached approximately 1.3 million households in Israel.”

Revenues in 2015 totaled NIS 4.41 billion in 2015 compared with NIS 4.32 billion in 2014, an increase of 2.1%. Revenues in the fourth quarter of 2015 were NIS 1.088 billion compared to NIS 1.086 billion in the same quarter of 2014, an increase of 0.2%.

Revenues from broadband Internet services in 2015 totaled NIS 1.54 billion, compared to NIS 1.39 billion in 2014, an increase of 10.6%. Revenues from broadband Internet services in the fourth quarter of 2015 were NIS 387 million, compared to NIS 364 million in the same quarter of 2014, an increase of 6.3%. Quarterly revenues from broadband Internet services were relatively stable throughout 2015.

The increase in revenues from broadband Internet services was primarily due to continued growth in the number of broadband Internet lines, where a record 115,000 new wholesale and retail broadband Internet lines were added in 2015. Revenues from Internet services in the fourth quarter of 2015 increased by NIS 2 million, compared to the third quarter of 2015.

Revenues from transmission and data communication services in 2015 totaled NIS 1.06 billion compared to NIS 1.02 billion in 2014, an increase of 3.5%. Revenues from transmission and data communication services in the fourth quarter of 2015 were NIS 261 million versus NIS 257 million in the same quarter of 2014, an increase of 1.6%.

The increase in revenues from transmission and data communication services resulted from growth in the number of business customers and data lines, the Company's entrance into new businesses, and the expansion of communication solutions offered to customers.

Revenues from telephony services in 2015 totaled NIS 1.59 billion compared to NIS 1.67 billion in 2014, a decrease of 4.9%. Revenues from telephony services in the fourth quarter of 2015 were NIS 392 million compared to NIS 409 million in the same quarter of 2014, a decrease of 4.2%.

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Press Release

The decrease in telephony revenues was largely the result of a reduction in the average revenue per line of 4.8% in 2015 and 3.2% in the fourth quarter 2015, compared to the same periods in 2014, respectively. Nevertheless, average revenue per line has remained stable at NIS 60 since the second quarter of 2015. In addition, telephony revenues were impacted by a decrease of 1.1% in the number of access lines in 2015 compared to 2014 and a 0.5% decrease in the fourth quarter of 2015 compared to the third quarter of 2015.

Salary expenses in 2015 totaled NIS 912 million compared to NIS 895 million in 2014, an increase of 1.9%. Salary expenses in the fourth quarter of 2015 were NIS 227 million, compared to NIS 217 million in the same quarter of 2014, an increase of 4.6%.

The increase in salary expenses was primarily due to an increase in salary and ancillary costs, which was partially mitigated by lower expenses due to the retirement of some employees.

Operating expenses in 2015 totaled NIS 721 million compared to NIS 777 million in 2014, a decrease of 7.2%. Operating expenses in the fourth quarter of 2015 were NIS 179 million compared to NIS 196 million in the same quarter of 2014, a decrease of 8.7%.

The decrease in operating expenses was the result of a reduction in most of the expense categories of the Company due to continued streamlining efforts, among other factors. In addition, there was a reduction in interconnect payments.

Other operating income in 2015 totaled NIS 99 million compared to NIS 23 million in 2014, an increase of 330.4%. The increase in other operating income was a result of the increase in capital gains (mainly from the sale of real estate), which amounted to NIS 233 million in 2015 compared to NIS 175 million in 2014. In addition, there was a reduction in the provision for employee retirement which amounted to NIS 117 million in 2015 compared to NIS 176 million in 2014.

Other operating income/expenses in the fourth quarter of 2015 amounted to an expense of NIS 70 million, compared with income of NIS 4 million in the same quarter of 2014. This item was impacted by the provision for employee retirement which totaled NIS 116 million in the fourth quarter 2015 compared to NIS 43 million in the same quarter of 2014, as well as an increase in provisions for other contingent liabilities. The increase in expenses was partially mitigated by an increase in capital gains (mainly from the sale of real estate), which amounted to NIS 63 million in the fourth quarter of 2015 compared to NIS 27 million in the same quarter of 2014.

Financing expenses (net) in 2015 totaled NIS 332 million compared to NIS 400 million in 2014, a decrease of 17.0%. Financing expenses (net) in the fourth quarter of 2015 were NIS 19 million compared to NIS 81 million in the same quarter of 2014, a decrease of 76.5%.

The decrease in financing expenses (net) was primarily due to the cancellation of a provision for interest on taxes owed for prior years further to a proposed agreement with the Tax Authorities, as well as a reduction in interest due to the repayment of debt.

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Operating profit in 2015 totaled NIS 2.15 billion compared to NIS 1.98 billion in 2014, an increase of 8.5%. EBITDA in 2015 totaled NIS 2.87 billion (EBITDA margin of 65.2%) compared to NIS 2.67 billion in 2014 (EBITDA margin of 61.8%), an increase of 7.7%. Net profit in 2015 totaled NIS 1.32 billion compared to NIS 1.10 billion in 2014, an increase of 20.1%.

The increase in profitability metrics was a result of the aforementioned increase in revenues coupled with a decrease in operating expenses, as well as an increase in other operating income and a reduction in net financing expenses.

Operating profit in the fourth quarter of 2015 totaled NIS 427 million compared to NIS 507 million in the same quarter of 2014, a decrease of 15.8%. EBITDA in the fourth quarter of 2015 totaled NIS 612 million (EBITDA margin of 56.3%) compared to NIS 677 million (EBITDA margin of 62.3%) in the same quarter of 2014, a decrease of 9.6%. Net profit in the fourth quarter of 2015 totaled NIS 340 million compared to NIS 293 million in the same quarter of 2014, an increase of 16.0%.

Operating profit and EBITDA in the fourth quarter of 2015 were mainly impacted by the aforementioned increase of NIS 74 million in other operating expenses. Net profit was impacted by the aforementioned decrease of NIS 62 million in net financing expenses.

Cash flow from operating activities in 2015 totaled NIS 2.36 billion compared to NIS 2.26 billion in 2014, an increase of 4.4%. Cash flow from operating activities in the fourth quarter of 2015 was NIS 668 million compared to NIS 499 million in the same quarter of 2014, an increase of 33.9%. The increase in cash flow from operating activities was primarily the result of an increase in profitability.

Payments for investments (Capex) in 2015 remained high, totaling NIS 849 million, which represented 19.3% of revenues, compared to NIS 822 million (19.0% of revenues) in 2014, an increase of 3.3%. Payments for investments in the fourth quarter of 2015 were NIS 197 million, compared to NIS 195 million in the same quarter of 2014, an increase of 1.0%.

Free cash flow in 2015 totaled NIS 1.66 billion, in-line with 2014. Free cash flow in the fourth quarter of 2015 was NIS 504 million compared to NIS 386 million in the same quarter of 2014, an increase of 30.6%.

In the fourth quarter of 2015, the Company added 31,000 broadband Internet lines, totaling 1.48 million. The data reflected the second-best quarterly increase since the early 2000s. The number of wholesale Internet lines grew by 67,000 in the fourth quarter of 2015 to a total of 244,000 broadband Internet lines.

During the fourth quarter of 2015, average broadband speeds reached 37.8 Mbps compared to 36.7 Mbps sequentially, and 32.5 Mbps in the fourth quarter of 2014, representing an increase of 16.3% compared to the fourth quarter of 2014.

Average revenue per Internet subscriber (ARPU - retail) in the fourth quarter of 2015 was NIS 89, compared to NIS 88 sequentially and NIS 85 in the fourth quarter of 2014.

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The number of telephony access lines totaled 2.181 million at the end of December 2015, compared to 2.193 million sequentially and 2.205 million in the fourth quarter of 2014.

Average revenue per line (ARPL) in the fourth quarter of 2015 totaled NIS 60, stable since the second quarter of 2015 and a moderate decrease compared to the fourth quarter of 2014 which amounted to NIS 62.

Bezeq Fixed-Line - Financial data	Q4 2015	Q4 2014	% change	FY 2015	FY 2014	% change
	(NIS millions)			(NIS millions)

Revenues	1,088	1,086	0.2%	4,407	4,317	2.1%
Operating profit	427	507	(15.8%)	2,148	1,980	8.5%
EBITDA	612	677	(9.6%)	2,873	2,668	7.7%
EBITDA margin	56.3%	62.3%		65.2%	61.8%
Net profit [1]	340	293	16.0%	1,324	1,102	20.1%
Cash flows from operating activities	668	499	33.9%	2,358	2,259	4.4%
Payments for investments	197	195	1.0%	849	822	3.3%
Free cash flow [2]	504	386	30.6%	1,655	1,658	(0.2%)

1 Excluding share in profits/losses of equity-accounted investees.

2 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Bezeq Fixed-Line - KPIs	Q4 2015	Q3 2015	Q4 2014

Number of active subscriber lines (end of period, in thousands) [1]	2,181	2,193	2,205
Average monthly revenue per line (NIS) [2]	60	60	62
Number of outgoing minutes (millions)	1,379	1,373	1,482
Number of incoming minutes (millions)	1,403	1,410	1,440
Churn rate (%) [3]	2.7%	2.6%	2.5%
Total number of broadband Internet lines (end of period, in thousands)[4]	1,479	1,448	1,364
of which: Number of broadband Internet lines (end of period, in thousands) - Wholesale [4]	244	177	-
Average monthly revenue per broadband Internet subscriber (NIS) - Retail	89	88	85
Average broadband speed per subscriber (end of period, Mbps)	37.8	36.7	32.5

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).

2 Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services. Based on average lines for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

4 The total number of broadband Internet lines includes retail and wholesale lines. Retail - direct Internet subscriber of the Company; Wholesale - Internet line through Bezeq's wholesale service for telecom operators.

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Pelephone Results

Ran Guron, CEO of Pelephone, stated, “Pelephone strives to become the company that offers the most value to its customers, through the fastest 4G network in Israel. Thanks to our innovative product roll-outs, we are on track to meet our strategic goal. We also continue to deliver on the operational front - operating expenses in 2015 decreased significantly by NIS 237 million compared to 2014 as a result of our ongoing and massive operational streamlining efforts across all expense categories, including a voluntary retirement program for long-time employees and a reduction in rental costs."

Total revenues in 2015 amounted to NIS 2.89 billion compared to NIS 3.42 billion in 2014, a decrease of 15.5%. Total revenues in the fourth quarter of 2015 were NIS 713 million compared to NIS 835 million in the same quarter of 2014, a decrease of 14.6%.

In 2015, Pelephone launched a market-revolutionizing discount prepaid plan, along with five-year warranties for handsets, IT services for SMEs, and more. In February of 2016, the Company introduced GINI private label smartphones in Israel for the first time. The private label has been highly successful, due to its numerous features, attractive pricing, and expansive service offerings including a lifetime handset warranty and unlimited storage.

Revenues from cellular services in 2015 totaled NIS 2.00 billion, compared to NIS 2.45 billion in 2014, a decrease of 18.5%. Revenues from cellular services in the fourth quarter of 2015 were NIS 477 million, compared to NIS 584 million in the same quarter of 2014, a decrease of 18.3%.

The decrease in revenues from cellular services was primarily due to a reduction of NIS 211 million in hosting revenues as a result of the termination of the hosting agreement with Hot Mobile at the end of December 2014. In addition, there was a decrease in tariffs as a result of increased competition in the cellular market and the transition of existing customers to lower-priced plans to be in line with existing market prices. Furthermore, there was a decrease in revenues from repair services. The decrease in revenues was partially mitigated by efficiency measures implemented during 2015.

Revenues from equipment sales in 2015 totaled NIS 891 million compared to NIS 966 million in 2014, a decrease of 7.8%. Revenues from equipment sales in the fourth quarter of 2015 were NIS 236 million compared to NIS 251 million in the same quarter of 2014, a decrease of 6.0%.

The decrease in revenues from equipment sales was due to the upgrade of cellular handsets for government employees in 2014, among other factors.

Operating expenses decreased significantly in 2015 in the amount of NIS 237 million, compared to 2014 primarily as a result of efficiency measures implemented in all expense categories during 2015.

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Operating profit in 2015 totaled NIS 157 million compared to NIS 449 million in 2014, a decrease of 65.0%. Operating profit in the fourth quarter of 2015 was NIS 11 million versus NIS 74 million in the same quarter of 2014, a decrease of 85.1%.

The decrease in operating profit was primarily the result of the aforementioned decrease in hosting revenues. The decrease in revenues was partially mitigated by operational streamlining measures, which reduced expenses such as salaries, doubtful debts, site rentals and others.

After adjusting for revenues from the hosting agreement with Hot Mobile, operating profit decreased by NIS 81 million compared with 2014, a decrease of 34.0%, and NIS 11 million compared with the same quarter of 2014, a decrease of 50.0%.

EBITDA in 2015 totaled NIS 576 million (EBITDA margin of 19.9%) compared to NIS 879 million (EBITDA margin of 25.7%), a decrease of 34.5%. EBITDA in the fourth quarter of 2015 was NIS 111 million (EBITDA margin of 15.6%) versus NIS 184 million (EBITDA margin of 22.0%) in the same quarter of 2014, a decrease of 39.7%.

After adjusting for revenues from the hosting agreement with Hot Mobile, EBITDA decreased by NIS 92 million compared to 2014, a decrease of 13.8%, and NIS 21 million compared to the same quarter of 2014, a decrease of 15.9%.

Net profit in 2015 totaled NIS 151 million, compared to NIS 373 million in 2014, a decrease of 59.5%. Net profit in the fourth quarter of 2015 was NIS 11 million compared to NIS 59 million in the same quarter of 2014, a decrease of 81.4%.

After adjusting for revenues from the hosting agreement with Hot Mobile, net profit decreased by NIS 67 million compared to 2014, a decrease of 30.7%, and NIS 10 million compared to the same quarter of 2014, a decrease of 47.6%.

Cash flow from operating activities totaled NIS 730 million in 2015 compared to NIS 1.21 billion in 2014, a decrease of 39.8%. Cash flow from operating activities in the fourth quarter of 2015 was NIS 14 million compared to NIS 158 million in the same quarter of 2014, a decrease of 91.1%. The decrease in operating cash flow was primarily due to a decrease in profitability.

The number of Pelephone subscribers increased by 65,000 and reached 2.651 million as of December 31, 2015. In the third quarter of 2015 Pelephone acquired YouPhone subscribers, which resulted in an increase of 70,000 subscribers. In 2015, Pelephone had the lowest customer churn among incumbent operators. This was reflected in a negative net porting of only 8,000 subscribers (including YouPhone subscribers), as compared to 119,000 subscribers who left Partner, and 116,000 subscribers who left Cellcom. This was due to customer retention measures as well as the launch of new prepaid plans, which resulted in an increase in prepaid subscribers.

In 2015, the number of full-time employee positions decreased by 281, totaling 2,234 employee positions at December 31, 2015 (2,679 employees). The reduction in employee positions was primarily due to efficiency measures as well as a voluntary retirement program offered to long-time employees implemented at the end of 2015.

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Monthly ARPU in 2015 amounted to NIS 64 compared with NIS 78 in 2014. ARPU in the fourth quarter of 2015 totaled NIS 60, compared to NIS 75 in the same quarter of 2014. The decrease in ARPU was primarily due to decreased tariffs as a result of continued competition in the cellular market, as well as the termination of the hosting agreement with Hot Mobile in December 2014, which resulted in a decrease of NIS 7 in ARPU in the quarter.

Pelephone - Financial data	Q4 2015	Q4 2014	% change	FY 2015	FY 2014	% change
	(NIS millions)			(NIS millions)

Total revenues	713	835	(14.6%)	2,890	3,419	(15.5%)
Service revenues	477	584	(18.3%)	1,999	2,453	(18.5%)
Equipment revenues	236	251	(6.0%)	891	966	(7.8%)
Operating profit	11	74	(85.1%)	157	449	(65.0%)
EBITDA	111	184	(39.7%)	576	879	(34.5%)
EBITDA margin	15.6%	22.0%		19.9%	25.7%
Net profit	11	59	(81.4%)	151	373	(59.5%)
Cash flows from operating activities	14	158	(91.1%)	730	1,213	(39.8%)
Payments for investments	65	82	(20.7%)	428	329	30.1%
Free cash flow [1]	(51)	78		304	892	(65.9%)

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Pelephone - KPIs	Q4 2015	Q3 2015	Q4 2014

Total subscribers (end of period, in thousands) [1]	2,651	2,569	2,586
Average revenue per user (ARPU, NIS) [2]	60	68	75
Churn rate [3]	6.7%	6.4%	6.6%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone's services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. A customer may have more than one subscriber line.

2 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone's network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

3 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company's services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

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Bezeq International Results

Moti Elmaliach, CEO of Bezeq International, said, “I am proud to be closing an outstanding year of record achievements across all financial metrics. In 2015, we grew our revenues and profits in all operating segments; expanded our integration and enterprise solution initiatives; and revolutionized our web-based product and service offerings, while continuing to bring significant value to household customers in Israel. We invested in technology, innovation and services in addition to the ongoing investment in our workforce. We signed a collective labor agreement to strengthen our partnership and mutual commitment with our employees, forming a solid foundation for our continued success and market leadership in the future.”

Revenues in 2015 totaled a record NIS 1.58 billion, compared with NIS 1.50 billion in 2014, an increase of 4.9%. Revenues in the fourth quarter of 2015 were a record NIS 405 million, compared to NIS 399 million in the same quarter of 2014, an increase of 1.5%.

The increase in yearly and quarterly revenues was primarily due to significant growth from business communications (ICT) and cloud services, as well as from Internet services delivered across the submarine cable infrastructure.

Operating profit in 2015 totaled NIS 240 million compared to NIS 232 million in 2014, an increase of 3.4%. Operating profit in the fourth quarter of 2015 was NIS 58 million compared to NIS 57 million in the same quarter of 2014, an increase of 1.8%.

EBITDA in 2015 totaled a record NIS 372 million (EBITDA margin of 23.6%) versus NIS 362 million (EBITDA margin of 24.1%) in 2014, an increase of 2.8%. EBITDA in the fourth quarter of 2015 was NIS 93 million (EBITDA margin of 23.0%), compared to NIS 91 million (EBITDA margin of 22.8%) in the same quarter of 2014, an increase of 2.2%.

Net profit in 2015 totaled NIS 172 million, compared to NIS 165 million in 2014, an increase of 4.2%. Net profit in the fourth quarter of 2015 was NIS 42 million versus NIS 40 million in the same quarter of 2014, an increase of 5.0%.

The growth in all profitability metrics was primarily a result of the increase in revenues from ICT solutions and the consistent increase in the number of Internet subscribers, coupled with the growth in revenues from Internet services delivered across the submarine cable infrastructure, as well as improvements in the Company's cost structure.

Cash flow from operating activities in 2015 totaled NIS 301 million, compared to NIS 312 million in 2014, a decrease of 3.5%. The decrease was due to a tax refund received in 2014.

Cash flow from operating activities in the fourth quarter of 2015 was NIS 96 million, compared to NIS 72 million in the same quarter of 2014, an increase of 33.3%.

BEZEQ GROUP REPORTS FULL YEAR 2015 FINANCIAL RESULTS	PAGE | 13

Press Release

Free cash flow in 2015 totaled NIS 173 million compared to NIS 204 million in 2014, a decrease of 15.2%. The decrease was due to the continued increase in technological investments, primarily the establishment of an underground data center.

Free cash flow in the fourth quarter of 2015 was NIS 75 million compared to NIS 45 million in the same quarter of 2014, an increase of 66.7%.

Bezeq International	Q4 2015	Q4 2014	% change	FY 2015	FY 2014	% change
	(NIS millions)			(NIS millions)

Revenues	405	399	1.5%	1,578	1,504	4.9%
Operating profit	58	57	1.8%	240	232	3.4%
EBITDA	93	91	2.2%	372	362	2.8%
EBITDA margin	23.0%	22.8%		23.6%	24.1%
Net profit	42	40	5.0%	172	165	4.2%
Cash flows from operating activities	96	72	33.3%	301	312	(3.5%)
Payments for investments	21	28	(25.0%)	128	110	16.4%
Free cash flow [1]	75	45	66.7%	173	204	(15.2%)

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

BEZEQ GROUP REPORTS FULL YEAR 2015 FINANCIAL RESULTS	PAGE | 14

Press Release

yes Results

Ron Eilon, CEO of yes, stated, “We continued to maintain stability and growth in the number of subscriber households by the end of the year, during a time marked by increased competition and content piracy. Additionally, our focus on industry-leading customer service and state-of-the-art viewing experience for our customers, was evident as we launched our game-changing “Prime Time” service and Quatro – Israel’s fastest and most advanced STB.

2015 was also marked by unbeatable, outstanding original programming, including: the much-talked-about series “Fauda”, and critically-acclaimed "Shtisel"; along with continued leading programming from around the world, and bringing HBO®’s internationally-renowned Game of Thrones series to Israel for the first time.”

Revenues in 2015 totaled NIS 1.77 billion, compared to NIS 1.72 billion in 2014, an increase of 2.9%. Revenues in the fourth quarter of 2015 were NIS 449 million, compared to NIS 440 million in the same quarter of 2014, an increase of 2.0%. The increase in revenues was primarily due to growth in subscribers.

EBITDA in 2015 increased 0.4%, amounting to NIS 572 million (EBITDA margin of 32.2%) compared to NIS 570 million (EBITDA margin of 33.1%) in 2014. EBITDA in the fourth quarter of 2015 was NIS 135 million (EBITDA margin of 30.1%), in-line with the same quarter of 2014.

Operating profit in 2015 totaled NIS 250 million, compared to NIS 273 million in 2014, a decrease of 8.4%. Operating profit in the fourth quarter of 2015 was NIS 47 million, compared to NIS 57 million in the same quarter of 2014, a decrease of 17.5%. The decrease in operating profit resulted from higher content expenses as well as an increase in depreciation expenses that were partially mitigated by an increase in revenues.

Profit before finance expenses to shareholders and taxes in 2015 totaled NIS 160 million compared to NIS 162 million in 2014, a decrease of 1.2%. Profit before finance expenses to shareholders and taxes in the fourth quarter of 2015 was NIS 4 million compared to NIS 34 million in the same quarter of 2014.

Net loss in 2015 totaled NIS 354 million, compared to NIS 322 million in 2014, an increase of 9.9%. Net loss in the fourth quarter of 2015 was NIS 110 million compared to NIS 87 million in the same quarter of 2014, an increase of 26.4%. The increase in net loss was due to a reduction in operating profit and an increase in financing expenses.

Cash flow from operating activities in 2015 totaled NIS 505 million, compared to NIS 442 million in 2014, an increase of 14.3%. Free cash flow in 2015 was NIS 240 million compared to NIS 137 million in 2014, an increase of 75.2%. The increase in free cash flow was due to a decrease in investments and changes in working capital.

In 2015, yes added 5,000 subscribers, reaching a total of 635,000 subscribers.

BEZEQ GROUP REPORTS FULL YEAR 2015 FINANCIAL RESULTS	PAGE | 15

Press Release

ARPU in 2015 decreased 0.4% and amounted to NIS 233 compared to NIS 234 in 2014. ARPU in the fourth quarter of 2015 was NIS 235 compared to NIS 234 in the same quarter of 2014, an increase of 0.4%.

yes - Financial data	Q4 2015	Q4 2014	% change	FY 2015	FY 2014	% change
	(NIS millions)			(NIS millions)

Revenues	449	440	2.0%	1,774	1,724	2.9%
Operating profit	47	57	(17.5%)	250	273	(8.4%)
EBITDA	135	135		572	570	0.4%
EBITDA margin	30.1%	30.7%		32.2%	33.1%
Profit before finance expenses to shareholders and taxes	4	34	(88.2%)	160	162	(1.2%)
Net loss	(110)	(87)	26.4%	(354)	(322)	9.9%
Cash flows from operating activities	105	122	(13.9%)	505	442	14.3%
Payments for investments	43	95	(54.7%)	265	305	(13.1%)
Free cash flow [1]	62	27	129.6%	240	137	75.2%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

yes - KPIs	Q4 2015	Q3 2015	Q4 2014

Number of subscribers (end of period, in thousands) [1]	635	637	630
Average revenue per user (ARPU, NIS) [2]	235	233	234
Churn rate (%) [3]	3.5%	3.9%	2.9%

1 Subscriber – one household or small business customer. For a business customer with numerous intake points or set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

3 Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

BEZEQ GROUP REPORTS FULL YEAR 2015 FINANCIAL RESULTS	PAGE | 16

Press Release

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman, and Mr. David "Dudu" Mizrahi, Bezeq Chief Financial Officer and Deputy CEO on Thursday, March 17, 2016, at 4:00 PM Israel Time / 10:00 AM Eastern Time. Participants may join the live conference call by dialing:

International Phone Number: + 972-3-918-0688

Israel Phone Number: 03-918-0688

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of Bezeq’s corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, March 23, 2016. Participants can access and listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5942

Israel Phone Number: 03-925-5942

BEZEQ GROUP REPORTS FULL YEAR 2015 FINANCIAL RESULTS	PAGE | 17

About "Bezeq" The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement. In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously. No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS FULL YEAR 2015 FINANCIAL RESULTS	PAGE | 18

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Consolidated Income Statements

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million
Revenues	9,985	9,055	9,563
Costs of activity
General and operating expenses	3,869	3,366	3,576
Salaries	1,957	1,768	1,872
Depreciation and amortization	1,684	1,281	1,311
Other operating income, net	(95)	(586)	(15)
	7,415	5,829	6,744

Operating profit	2,570	3,226	2,819
Financing expenses
Financing expenses	376	486	573
Financing income	(113)	(356)	(428)
Financing expenses, net	263	130	145

Profit after financing expenses, net	2,307	3,096	2,674
Share in earnings (losses) of equity accounted investees	12	(170)	(252)
Profit before income tax	2,319	2,926	2,422
Income tax	598	815	651
Profit for the year attributable to shareholders of the Company	1,721	2,111	1,771
Earnings per share (NIS)
Basic earnings per share	0.63	0.77	0.65

Diluted earnings per share	0.62	0.77	0.65

BEZEQ GROUP REPORTS FULL YEAR 2015 FINANCIAL RESULTS	PAGE | 19

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Other Operating Expenses (Income), Net

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million

Profit from the sale of property, plant and equipment (mainly real estate)	(234)	(175)	(167)
Profit from the sale of shares in Coral Tel Ltd.	-	(582)	-
Provision for early retirement	117	176	90
Other	22	(5)	62
Other operating income, net	(95)	(586)	(15)

BEZEQ GROUP REPORTS FULL YEAR 2015 FINANCIAL RESULTS	PAGE | 20

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Balance Sheets

	December 31
	2015	2014
	NIS million	NIS million
Assets

Cash and cash equivalents	555	660
Investments, including derivatives	762	2,223
Trade receivables	2,058	2,227
Other receivables	269	260
Inventory	115	96
Total current assets	3,759	5,466

Trade and other receivables	674	566
Broadcasting rights, net of rights exercised	456	-
Property, plant and equipment	6,894	6,079
Intangible assets	3,332	1,793
Deferred tax assets	1,178	-
Deferred expenses and non-current investments	361	352
Investments in equity-accounted investees	25	1,057
Total non-current assets	12,920	9,847

Total assets	16,679	15,313

BEZEQ GROUP REPORTS FULL YEAR 2015 FINANCIAL RESULTS	PAGE | 21

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Balance Sheets (Continued)

	December 31
	2015	2014
	NIS million	NIS million

Debentures, loans and borrowings	1,913	1,481
Trade and other payables	1,657	1,374
Current tax liabilities	624	600
Employee benefits	378	259
Liability to Eurocom DBS Ltd, related party	233	-
Provisions	100	62
Total current liabilities	4,905	3,776

Loans and debentures	8,800	8,606
Employee benefits	240	233
Derivatives and other liabilities	226	171
Deferred tax liabilities	51	17
Provisions	46	69
Total non-current liabilities	9,363	9,096

Total liabilities	14,268	12,872

Total equity	2,411	2,441

Total liabilities and equity	16,679	15,313

BEZEQ GROUP REPORTS FULL YEAR 2015 FINANCIAL RESULTS	PAGE | 22

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Statements of Cash Flows

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year	1,721	2,111	1,771
Adjustments:
Depreciation and amortization	1,684	1,281	1,311
Profit from sale of the shares of Coral Tell Ltd.	-	(582)	-
Share in losses of equity-accounted investees	(12)	170	252
Financing expenses, net	307	229	278
Capital gain, net	(234)	(175)	(159)
Profit from gaining control in DBS	(12)	-	-
Income tax expenses	598	815	651
Miscellaneous	(13)	(8)	7

Change in trade and other receivables	322	549	646
Change in inventory	(20)	28	9
Change in trade and other payables	(271)	(39)	27
Change in provisions	18	(63)	(29)
Change in employee benefits	110	3	2
Change in other liabilities	4	4	11
Net income tax paid	(462)	(527)	(625)
Net cash from operating activities	3,740	3,796	4,152
Cash flow used for investing activities
Purchase of property, plant and equipment	(1,324)	(1,081)	(1,042)
Investment in intangible assets and deferred expenses	(311)	(194)	(186)
Acquisition of financial assets held for trading and others	(1,785)	(2,720)	(1,570)
Proceeds from the sale of financial assets held for trading and others	3,260	1,635	1,528
Proceeds from the sale of property, plant and equipment	151	230	312
Cash in a company consolidated for the first time	299	-	-
Miscellaneous	(7)	(12)	41
Net consideration for the sale of Coral Tell Ltd. shares	-	596	-
Net cash from (used in) investment activities	283	(1,546)	(917)

BEZEQ GROUP REPORTS FULL YEAR 2015 FINANCIAL RESULTS	PAGE | 23

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Statements of Cash Flows (Continued)

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million
Cash flows used in financing activities
Issue of debentures and receipt of loans	1,010	1,446	1,364
Repayment of debentures and loans	(2,192)	(1,149)	(1,120)
Dividends paid	(1,777)	(2,069)	(2,830)
Interest paid	(494)	(431)	(453)
Increase in the rate of holding in a subsidiary	-	-	(50)
Payment to Eurocom DBS for acquisition of shares and DBS loan	(680)	-	-
Miscellaneous	5	3	(2)
Net cash used for financing activities	(4,128)	(2,200)	(3,091)

Increase (decrease) in cash and cash equivalents, net	(105)	50	144
Cash and cash equivalents as at January 1	660	610	466
Cash and cash equivalents as at the end of the year	555	660	610

BEZEQ GROUP REPORTS FULL YEAR 2015 FINANCIAL RESULTS	PAGE | 24

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Pro Forma Consolidated Income Statements

	Year ended December 31, 2015
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	NIS million	NIS million	NIS million

Revenues	9,985	434	10,419
Costs of activity
General and operating expenses	3,869	230	4,099
Salaries	1,957	69	2,026
Depreciation and amortization	1,684	83	1,767
Other operating income, net	(95)	12	(83)
	7,415	394	7,809

Operating profit	2,570	40	2,610
Financing expenses (income)
Financing expenses	376	140	516
Financing income	(113)	(97)	(210)
Financing expenses, net	263	43	306

Profit after financing expenses, net	2,307	(3)	2,304
Share in profits (losses) of equity-accounted investees	12	(17)	(5)
Profit before income tax	2,319	(20)	2,299
Income tax	598	4	602
Profit for the year	1,721	(24)	1,697
Earnings per share (NIS)
Basic earnings per share	0.63	(0.01)	0.62

Diluted earnings per share	0.62	(0.01)	0.61

BEZEQ GROUP REPORTS FULL YEAR 2015 FINANCIAL RESULTS	PAGE | 25

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Pro Forma Consolidated Income Statements (Continued)

	Year ended December 31, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	NIS million	NIS million	NIS million

Revenues	9,055	1,710	10,765
Costs of activity
General and operating expenses	3,366	872	4,238
Salaries	1,768	267	2,035
Depreciation and amortization	1,281	484	1,765
Other operating income, net	(586)	1	(585)
	5,829	1,624	7,453

Operating profit	3,226	86	3,312
Financing expenses (income)
Financing expenses	486	98	584
Financing income	(356)	188	(168)
Financing expenses, net	130	286	416

Profit after financing expenses, net	3,096	(200)	2,896
Share in losses of equity-accounted investees	(170)	165	(5)
Profit before income tax	2,926	(35)	2,891
Income tax	815	(47)	768
Profit for the year	2,111	12	2,123
Earnings per share (NIS)
Basic earnings per share	0.77	0.01	0.78

Diluted earnings per share	0.77	-	0.77

BEZEQ GROUP REPORTS FULL YEAR 2015 FINANCIAL RESULTS	PAGE | 26